                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996).

          For the fiscal year ended December 31, 1999

                                      OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
          EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

               For the transition period from ________ to ________

                         Commission file number 0-10964

                 Maxwell Technologies, Inc. 401(k) Savings Plan
                               9275 Sky Park Court
                           San Diego, California 92123

                           Maxwell Technologies, Inc.
                               9275 Sky Park Court
                               San Diego, CA 92123

                           Maxwell Technologies, Inc.
                               401(k) Savings Plan

                        Audited Financial Statements and
                              Supplemental Schedules

                          Year ended December 31, 1999


                                    CONTENTS

Report of Independent Auditors..........................................................................1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998........................2
Statement of Changes in Net Assets Available for Benefits for the year ended
  December 31, 1999.....................................................................................3
Notes to Financial Statements...........................................................................4

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year as of
  December 31, 1999....................................................................................10
Schedule G, Part III - Schedule of Non-Exempt Transactions for the year ended
  December 31, 1999....................................................................................11
Exhibit................................................................................................12

                         Report of Independent Auditors


Maxwell Technologies, Inc. as
Plan Administrator of Maxwell Technologies, Inc.
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Maxwell Technologies, Inc. 401(k) Savings Plan as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999, and non-exempt transactions for the year then ended, are presented for purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

March 29, 2000

                 Maxwell Technologies, Inc. 401(k) Savings Plan

                 Statements of Net Assets Available for Benefits



                                                                                     DECEMBER 31,
                                                                                1999              1998
                                                                             -----------------------------
Investments, at fair value:
   Declared rate funds                                                       $27,818,244       $26,679,061
   Pooled separate accounts                                                   42,319,286        34,671,479
   Participant loans                                                             705,832           731,742
   Common stock                                                                  294,359            72,800
                                                                             -----------------------------
Total investments                                                             71,137,721        62,155,082

Receivables:
   Employee contributions receivable                                             123,386           217,569
   Employer contributions receivable                                              43,992            62,606
                                                                             -----------------------------
Total receivables                                                                167,378           280,175
                                                                             -----------------------------
Net assets available for benefits                                            $71,305,099       $62,435,257
                                                                             =============================


SEE ACCOMPANYING NOTES.

                 Maxwell Technologies, Inc. 401(k) Savings Plan

            Statement of Changes in Net Assets Available for Benefits

                      For the year ended December 31, 1999


ADDITIONS:
   Employee contributions                                                                       $3,116,565
   Rollover contributions                                                                          632,372
   Employer contributions                                                                          913,189
   Interest                                                                                      1,582,120
   Net appreciation in fair value of investments                                                 6,937,951
                                                                                               -----------
Total additions                                                                                $13,182,197

DEDUCTIONS:
   Benefits paid to participants                                                                 4,302,678
   Administrative expenses                                                                           9,677
                                                                                               -----------
Total deductions                                                                                 4,312,355
                                                                                               -----------

Net increase                                                                                     8,869,842
Net assets available for benefits:
   Beginning of year                                                                            62,435,257
                                                                                               -----------
   End of year                                                                                 $71,305,099
                                                                                               ===========

SEE ACCOMPANYING NOTES.

                           Maxwell Technologies, Inc.
                               401(k) Savings Plan

                          Notes to Financial Statements

                                December 31, 1999


1.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Maxwell Technologies, Inc. (the "Company") 401(k) Savings Plan (the "Plan") are prepared on the accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts from the prior year have been reclassified to conform to the current year presentation.

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments in pooled separate accounts are valued at current fair value, which represents the net asset value of units held at year-end. Maxwell Technologies Common Stock is valued at fair value based on quoted market price. Declared rate funds (CIGNA Guaranteed Long-Term Fund and Guaranteed Short-Term Fund) are valued at fair value, which approximates market rates. Interest rates are adjusted semiannually. Declared rate funds have no maturity dates or penalties for early withdrawals. The funds are not fully benefit responsive. Upon the Plan's discontinuance with CIGNA, CIGNA has the right to hold the fund's assets for five years and pay it out to the Plan Sponsor in annual installments. There are no reserves against the declared rate fund value for credit risk of the rate fund issuer or otherwise. The participant loans are valued at cost, which approximates fair value.

                           Maxwell Technologies, Inc.
                               401(k) Savings Plan

                    Notes to Financial Statements (continued)


1.  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The CIGNA Guaranteed Long-Term Fund consists of two components; the Guaranteed Long-Term Fund which invests primarily in high-quality fixed income instruments, principally intermediate term bonds and commercial mortgages within Connecticut General's General Account and a short-term cash component held in the insurance company's Guaranteed Short-Term Account which consists of unallocated funds at year end.

Purchases and sales of investments are reflected on the trade dates. Interest income is recorded on the accrual basis.

2.  DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is defined contribution plan. The effective date of the Plan is August 1, 1983. The Plan was amended and restated in its entirety effective July 1, 1998. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company pays most administrative expenses of the Plan. Certain investment management fees and other charges paid to the custodian are offset against fund performance in the net appreciation (depreciation) section of the statements of changes in net assets available for benefits and are not, therefore, separately reflected as administrative expenses.

The Plan is exposed to credit risk in the event of default by the financial institutions or issuers of the investments to the extent of the amounts recorded on the statements of net assets available for benefits.

ELIGIBILITY

Employees of the Company who have at least 90 days of service are eligible to enter the Plan. After one year of service, employees are eligible to participate in the Company's matching and discretionary contributions. An eligible employee may enter the Plan as an active member on the first day of a full payroll period.

CONTRIBUTIONS

Participants may contribute up to 15% of pretax annual compensation, subject to the limits of the Internal Revenue Code. Participants may also contribute amounts representing distributions from other qualified plans.

Participants may elect to make after-tax contributions to their own account and designate the manner in which these funds will be invested. Such voluntary contributions may be up to 10% of compensation less the amount of Tax-Deferred Contributions participants made during the year.

The Company's matching contribution is 50% of the first 6% of base compensation that a participant contributes to the Plan.

The Company may also make annual discretionary contributions in an amount determined at the Plan year-end. The discretionary contribution is allocated to participants in the ratio that their compensation bears to the total compensation paid to all eligible participants for the Plan year. There were no discretionary contributions in 1999.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, the participant's share of the employer's contributions, if any, and Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

A participant is immediately vested in his contributions to the Plan as well as the employer's contributions to the Plan.

HARDSHIP WITHDRAWALS

Participants may withdraw all or a percentage of their account balances attributable to their own contributions upon approval of the Plan Administrator and subject to Internal Revenue Service hardship withdrawal rules. After making a withdrawal, a participant is suspended from making additional contributions for a period of twelve months from the effective date of the withdrawal.

WITHDRAWALS

Participants may make a cash withdrawal at any time from their After-Tax Contributions Sub-Account.

PARTICIPANT NOTES RECEIVABLE

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate consistent with local prevailing rates as determined by the Plan Administrator. Interest rates range from 7% to 11%. Principal and interest is paid through payroll deductions. Participants may have up to two outstanding loans at a time.

PAYMENTS OF BENEFITS

Upon termination of service, death, disability or retirement a participant or his beneficiary may receive a lump-sum amount equal to the vested value of his or her account or elect to receive installment payments. If the participant's account is $5,000 or less, the Company may distribute the entire balance in a lump sum.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully bested in their accounts.

3.  INVESTMENTS

The Connecticut General Life Insurance Company, custodian of the Plan, holds the Plan's investments and executes all investment transactions.

During 1999, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:



                                                           NET REALIZED AND
                                                              UNREALIZED
                                                             APPRECIATION
                                                          (DEPRECIATION) IN
                                                            FAIR VALUE OF
                                                             INVESTMENTS
                                                           ==================
Pooled separate accounts                                       $7,098,395
Common stock                                                     (160,444)
                                                           ------------------
                                                               $6,937,951
                                                           ==================

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:


                                                                                     DECEMBER 31,
                                                                             1999                    1998
                                                                          ----------------------------------
CIGNA Guaranteed Long-Term Fund                                           $27,803,168            $26,676,217
CIGNA Stock Market Index Fund                                               8,611,554              5,258,039
Fidelity Advisor Growth Opportunities Fund                                 12,572,207             14,585,496
Warburg Pincus Advisor Emerging Growth Fund                                 5,936,921              4,961,204
CIGNA Lifetime 40 Fund                                                      6,748,333              6,072,088
Janus Worldwide Fund                                                        6,081,943              2,180,538

4.  INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 14, 1995, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan qualifies and the related trust is tax exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan's tax qualified status.

5.  SUBSEQUENT EVENT

Effective February 1, 2000, the Tekna Seal 401(k) Plan was terminated and assets in the amount of $402,635 were merged into the Maxwell Technologies, Inc. 401(k) Savings Plan. Also, effective February 14, 2000, the Space Electronics Retirement Savings Plan was terminated and assets in the amount of $1,916,007 were merged into the Maxwell Technologies, Inc. 401 (k) Savings Plan.

                             Supplemental Schedules

                           Maxwell Technologies, Inc.
                               401(k) Savings Plan

                        Employer ID# 95-2390133 Plan #002

                  Schedule H, Line 4i - Schedule of Assets Held
                      for Investment Purposes at End of Year

                                December 31, 1999


                                     (b)                                      (c)                   (d)                 (e)
(a)                           IDENTITY OF ISSUE                      DESCRIPTION OF ASSET           COST           CURRENT VALUE
----------------------------------------------------------------------------------------------------------------------------------
    *    Connecticut General Life Insurance Company:
            CIGNA Guaranteed Long-Term Fund                                48.3211 units             27,803,168        $27,803,168
            CIGNA Guaranteed Short-Term Account                        15,076.3500 units                 15,076             15,076
                                                                                                                       -----------
                                                                                                                        27,818,244
            Pooled separate accounts:
              CIGNA Stock Market Index Fund                                78.7597 units              6,620,754          8,611,554
              Fidelity Advisor Growth Opportunities Fund                   80.8586 units              8,009,877         12,572,207
              Warburg Pincus Advisor Emerging Growth Fund                  68.4497 units              4,051,824          5,936,921
              CIGNA Lifetime 20 Fund                                       24.1907 units                360,052            447,204
              CIGNA Lifetime 30 Fund                                       23.1758 units                463,740            580,459
              CIGNA Lifetime 40 Fund                                       22.2740 units              4,881,264          6,748,333
              CIGNA Lifetime 50 Fund                                       20.8254 units                269,927            304,123
              CIGNA Lifetime 60 Fund                                       17.8835 units                935,532          1,036,542
              Janus Worldwide Fund                                         89.4786 units              3,765,375          6,081,943
    *    Participant loans                                   7% - 11% interest; various maturities          -              294,359

    *    Maxwell Technologies, Inc. Common Stock                          70,583  shares                421,869            705,832
                                                                                                                       -----------
                                                                                                                       $71,137,721
                                                                                                                       ===========

    *    Party-in-interest to the Plan.

                           Maxwell Technologies, Inc.
                               401(k) Savings Plan

                        Employer ID# 95-2390133 Plan #002

            Schedule G, Part III - Schedule of Non-Exempt Transactions

                                December 31, 1999


                                            (b)                                                  (c)
            (a)             RELATION TO PLAN EMPLOYER OR OTHER     DESCRIPTION OF TRANSACTIONS INCLUDING MATURITY DATE, RATE, OF
IDENTITY OF PARTY INVOLVED           PARTY-IN-INTEREST                      INTEREST, COLLATERAL, PAR OR MATURITY VALUE

Maxwell Technologies, Inc.         Employer/Plan Sponsor        Contributions totaling $7,128 for the payroll periods of February
                                                                28, 1999 and March 14, 1999 were deposited on April 29, 1999.

Maxwell Technologies, Inc.         Employer/Plan Sponsor        Contributions totaling $4,434 for the payroll periods of March 14,
                                                                1999 and March 28, 1999 were deposited on May 25, 1999.

Maxwell Technologies, Inc.         Employer/Plan Sponsor        Contributions of $76,579 for the payroll period of March 21, 1999 were deposited on April 28, 1999.

Maxwell Technologies, Inc.         Employer/Plan Sponsor        Contributions of $10,882 for the payroll period of June 20, 1999 were deposited on August 2, 1999.

Maxwell Technologies, Inc.         Employer/Plan Sponsor        Contributions totaling $24,902 for the payroll periods of June 27,
                                                                1999, July 4, 1999, July 11, 1999, and July 18, 1999 were
                                                                deposited on August 25, 1999.

Maxwell Technologies, Inc.         Employer/Plan Sponsor        Contributions totaling $24,647 for the payroll periods of July 4,
                                                                1999 and July 18, 1999 were deposited on August 31, 1999.

Maxwell Technologies, Inc.         Employer/Plan Sponsor        Contributions totaling $205,693 for the payroll periods of July 4,
                                                                1999, July 11, 1999, July 18, 1999 were deposited on August 27,
                                                                1999.

Maxwell Technologies, Inc.         Employer/Plan Sponsor        Contributions totaling $106,182 for the payroll periods of
                                                                September 12, 1999, September 19, 1999, and September 26, 1999 were deposited on November 4, 1999.

Maxwell Technologies, Inc.         Employer/Plan Sponsor        Contributions of $7,436 for the payroll period of October 24, 1999 were deposited on December 2, 1999.